

13001001



No Act

P.E. 1/30/2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-25-13

Christopher M. Reitz
Caterpillar Inc.
reitz_christopher_m@cat.com

Re: Caterpillar Inc.
Incoming letter dated January 30, 2013

Dear Mr. Reitz:

This is in response to your letter dated January 30, 2013 concerning the shareholder proposal submitted to Caterpillar by Jewish Voice for Peace; the Benedictine Sisters of Mount St. Scholastica; the Missionary Oblates of Mary Immaculate; Mercy Investment Services, Inc.; the Maryknoll Sisters of St. Dominic, Inc.; and the Loretto Community. We also have received a letter on the proponents' behalf dated March 4, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

March 25, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Caterpillar Inc.
Incoming letter dated January 30, 2013

The proposal requests that the board publish a report fully identifying potential risks and assessing the total impact on Caterpillar on its brand reputation and on shareholder value caused by the widespread human rights criticisms pertaining to Caterpillar "arising from Caterpillar bulldozer activities in the occupied Palestinian Territory."

There appears to be some basis for your view that Caterpillar may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Caterpillar's 2013 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Caterpillar omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 4, 2013

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Caterpillar Inc.

Dear Sir/Madam:

I have been asked by the Jewish Voice for Peace, the Benedictine Sisters of Mount St. Scholastica, the Missionary Oblates of Mary Immaculate, Mercy Investment Services, Inc., the Maryknoll Sisters of St. Dominic, Inc. and the Loretto Community (hereinafter jointly referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Caterpillar Inc. (hereinafter referred to either as "CAT" or the "Company"), and who have jointly has submitted a shareholder proposal to CAT, to respond to the letter dated January 30, 2013, sent to the Securities & Exchange Commission by the Company, in which CAT contends that the Proponents' shareholder proposal may be excluded from the Company's year 2013 proxy statement by virtue Rule14a-8(i)(11).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in CAT's year 2013 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests the Company to report on the risks to, and impacts on, the Company "arising from Caterpillar bulldozer activities in the occupied Palestinian Territory"

RULE 14a-8(i)(11)

The Company claims that the Proponents' shareholder proposal is substantially duplicative of a different shareholder proposal (the "Prior Proposal") requesting the Company to adopt a comprehensive human rights policy to "guide [its] international and U.S. operations, extending [those] policies to include franchisees, licensees and agents" and which makes extensive reference to standards included in various general human rights documents.

We concede that there could be some extremely minor overlap between these two proposals in that the adoption of a comprehensive human rights policy might have some impact on the subject of the Proponents' shareholder proposal. We note however that some minor overlap is insufficient to meet the standard for application of Rule 14a-8(i)(11). That standard, as noted it's the Company's no-action request letter, is that in order for the second proposal to be excluded, the two proposals must have the same "principal thrust" or "principal focus". It is apparent on their face that the two proposals at issue do not have the same principal thrust or focus. The Prior Proposal is concerned with the worldwide application of general human rights principles. The Proponent's proposal deals with a very narrow, specific issue.

The fact that there is an overlap between two proposals, or indeed, that one specific proposal might be included in the broad sweep of the other proposal, has not been determined by the Staff to be sufficient grounds for excluding a second proposal. This was established by the Staff as far back as a third of a century ago in *BankAmerica Corp.* (January 29, 1979). In that letter, the registrant had received two human rights proposals with different coverage, but both dealing with the registrant's possible commercial transactions with communist nations. The Staff opined as follows (this was during a brief period when the Staff attempted to spell out its reasoning in some detail):

> The Division, however, is unable to concur in your opinion that the proposal submitted by Mrs. Cordoba substantially duplicates the Ritz proposal. Mr. Ritz's proposal requests that the Company adopt a policy which prohibits the Company from making any new loans or renewing any existing loans to certain communist

> countries. Mrs. Cordoba's proposal, on the other hand, not only requests the Company to adopt a similar proposal, but also directs the Company's board of directors to prepare and deliver to stockholders annually a report describing the extent of the Company's business dealings with communist countries. Accordingly, we cannot conclude that the subject proposal is substantially duplicative of that previously submitted by Mr. Ritz . . .

Just as the Ritz proposal was limited in scope and dealt with only one aspect of the much broader Cordoba proposal, so, similarly, in the instant case, the Proponents' shareholder proposal is limited in scope and deals with only a small aspect of the broad coverage of the Prior Proposal.

Nor is the *BankAmerica* letter an anomaly. It has been followed by the Staff over the decades. For example, the letter in *Control Data Corp.* (February 27, 1980), which also involved two human rights proposals, reached a similar conclusion. In that letter the Staff opined:

> This Division is unable to concur in your opinion that the proposal may be excluded under Rule 14a-8(c)(11) [note that the structure of the Rule differed somewhat at that time, the substantive grounds for exclusion being in subsection (c), rather than in subsection (i), as they are today], as being substantially duplicative of a proposal previously submitted by another proponent which will be included in the Company's proxy material for the meeting. Although the subject proposal *is similar to a portion* of a proposal previously submitted by [Phillips] which will be included in the Company's proxy material, we do not agree that the two proposals are substantially duplicative. We note, for example, that while both proposals request that the management prepare and deliver a report to shareholders upon the Company's business dealings and trade relations with Communist countries, the subject proposal, unlike the Phillips proposal, sets forth specific data which should be contained in that report. We further note that *the Phillips proposal is considerably broader in scope than the subject proposal.* [The Staff letter then mentions three specific coverages that were not in the subsequent proposal.] In view of these substantial differences between the two proposals, we do not believe that the management may rely on Rule 14a-(c)(11) as a basis for omitting this proposal. [Emphasis supplied.]

Once again, this letter exactly mirrors the instant situation. Although both proposals involve some aspects of human rights, the Prior Proposal "is considerably broader in scope than the [Proponents'] proposal" and the Proponents' shareholder proposal is, at best, "similar to" only "a portion" of the Prior Proposal.

The Staff has reached similar results when registrants have alleged duplication between other human rights proposals. Thus, in *Echlin Inc.* (September 24, 1986) two proposals were not substantially duplicative when one asked the registrant to submit its operations in South Africa to independent monitoring and the other requested that the company adopt the Sullivan Principles, one aspect of which was monitoring but which also included the adopting of a variety of fair employment practices. Similarly, in the instant case, one proposal deals with a very specific aspect of human rights while the other has a very much broader sweep. See also, *Diamond Shamrock Corp* (February 6, 1986) and *Diamond Shamrock Corp* (same date), where in each letter the Staff decided that a proposal that requested the registrant to adopt the Sullivan Principles is not substantially duplicative of one that requested the registrant to adopt those Principles, but added that if it refused to do so it should cease its business operations in South Africa.

In more recent times, the Staff has continued to interpret Rule 14a-8(i)(11) in exactly the same manner, refusing to apply the exclusion in situations where one proposal was much narrower than the other. Two relatively recent letters have involved proposals requesting the registrant to migrate the corporation's state of incorporation from Delaware to North Dakota, which has a more "shareholder friendly" regime, including a statutory right for "say on pay" votes, which provision was specifically cited by the proponent as a reason to reincorporate in North Dakota. Nevertheless, the proposal was not duplicative of a "say on pay" proposal. *Sempra Energy* (February 23, 2009); *Qwest Communications International, Inc.* (March 2, 2009). See also *Exxon Mobil Corporation* (March 23, 2009) (proposal on separation of chair and CEO not duplicative of a migration proposal when the North Dakota statute would have required same). These letters are exactly on point in establishing that the fact a specific proposal (e.g. the Proponents') is not substantially duplicative of a broader proposal (e.g. the Prior Proposal) that would encompass the specific proposal.

Somewhat similarly, in *Baxter International Inc.* (January 12, 2011), the prior proposal had requested the end of the classification of the board of directors. The subsequent proposal requested that the Articles be amended to end super-majority voting provisions in the Articles and by-laws. However, the only such provision was in the Articles concerning the vote needed to end the classified board. The Staff opined that the proposals, one of which had a much broader scope, but a similar practical application, were not duplicative.

Nor were two proposals to impose restrictions on executive compensation, one of which would have limited certain speculative transactions in the registrants stock and the other would have required retention of equity based compensation and also prohibited certain types of transactions related to the stock received by the executive. *Pulte Homes, Inc.* (March 17, 2010).

In numerous other letters, the Staff has deemed not substantially duplicative proposals that dealt with the same overall policy concern, but addressed differing aspects of it. For example, in *Pacific Gas & Electric Co* (February 3, 1993) the Staff rejected a (i)(11) claim (labeled as a (c)(11) claim under the Rules in effect in 1993) stating:

> The Division is unable to concur in your view that the second and fourth proposals may be omitted from the Company's proxy materials under Rule 14a-8(c)(11) as substantially duplicative of the other proposals. The principal thrust of the second proposal appears to be the reduction and imposition of ceilings on total compensation of executive officers and directors. In contrast, the principal focus of the first proposal appears to be linking non-salary compensation of management to certain performance standards. The fourth proposal is distinguishable from these two proposals in that it relates to the form of compensation of the members of the board of directors. Accordingly, the staff does not believe that Rule 14a-8(c)(11) may be relied on as a basis upon which to exclude the second and fourth proposals from the Company's proxy materials.

Thus, the Staff refused to deem a proposal (labeled the second proposal) calling for limiting the total compensation of executives to $400,000. to be substantially duplicative of a proposal limiting non-salary compensation, even though both dealt with limiting executive compensation. If the "thrust" of these two proposals were different, *a fortiori*, the thrust of the Proponents' proposal on use of Caterpillar products in the West Bank differs from a general human rights proposal.

There are numerous other letters refusing to treat as duplicative two proposals that address the same overall topic, but focus on differing aspects of that topic. For example, in *Exxon Mobil Corporation* (March 23, 2009) the Staff refused to find as duplicative two proposals on the effects of climate change, one of which would have had the registrant engage in renewable energy research and the other requesting it to engage in developing sustainable energy technologies to benefit those most adversely affected by climate change.

In *Ford Motor Company* (Mar. 3, 2008) the Staff deemed a proposal to limit total compensation to executives not to be duplicative of prior proposal to eliminate stock options to executives. See also *Ford Motor Company* (Mar. 14, 2005) (proposal to report on its lobbying against more stringent CAFÉ mileage standards not duplicative of prior proposal to report on how the registrant can reduce the greenhouse gas emissions of its cars and otherwise deal with greenhouse gas emissions regulation); *AT&T Corp.* (Feb. 2, 2005) (two letters (Domini and Calpers) each denying an (i)(11) claim when one of the proposals requested a policy of obtaining shareholder approval for any retirement plan that is available only to executives and the other proposed that shareholder approval be required for severance (golden parachute) payments); *Citigroup Inc.* (Feb. 7, 2003) (two proposals addressing climate change and the registrant's funding of environmentally damaging projects); *T. Rowe Price Group, Inc.* (Jan. 17, 2003) (two proposals each dealing with accounting for stock options); AT&T Corp. (Jan. 31, 2001) (two proposals each dealing with option compensation).

In contrast to these letters, which clearly establish that addressing differing aspect of a problem does not render two proposals duplicative, the letters cited by the Company provide no support for its position. The letter that the Company primarily relies upon, *Cooper Industries*,

Ltd. (January 17, 2006) is quite unlike the instant situation. In that letter, *both* of the proposals were general human rights proposals. Indeed, an examination of the proposals reveals that each proposal was based on requesting that the registrant comply with the identical set of human rights norms for corporations (called in each proposal the "UN Norms") established by a United Nations task force. Thus, the letter is inapposite.

Finally, the only other letter relied upon by the Company, *Abbott Laboratories* (February 4, 2004) appears to be somewhat inconsistent with the subsequent determinations on executive compensation cited above.

In summary, since the two proposals at issue in the instant situation have entirely different "thrusts", the Company has failed to establish the applicability of Rule 14a-8(i)(11) to the Proponents' shareholder proposal. Indeed, since the purpose of (i)(11) is to forestall having shareholders vote twice on substantially the same issue, one can readily see that that purpose is not present here since it is clear that many shareholders would vote for one of these proposals but not for the other, while others would vote the opposite way and vote for the proposal the first group had opposed and against the one the first group had supported.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Christopher M. Reitz
Sidney Levy
All proponents



Jewish Voice for Peace

קול יהודי לשלום

1611 Telegraph Ave.
Suite 550
Oakland CA 94612
(510) 465-1777

147 Prince Street
Brooklyn NY 11201
(718) 514-2071

jewishvoiceforpeace.org

EXHIBIT B

1/3/12 MC:

to JBuda 1/03/12

December 28, 2011

Mr. Doug Oberhelman. CEO
c/o Corporate Secretary
Caterpillar, Inc.
100 N.E. Adams Street
Peoria, IL 61629

Dear Mr. Oberhelman,

Jewish Voice for Peace is the beneficial owners of 66 shares of Caterpillar, Inc. These shares have been held continuously since 2003 and Jewish Voice for Peace will maintain ownership at least until after the next annual meeting. A letter of verification of ownership is enclosed.

I am authorized, as the Advocacy Director of Jewish Voice for Peace, to notify you of our intention to file the attached proposal. In brief. the proposal, titled "Risks and Costs of Selling Bulldozers Used to Violate Human Rights," states: Shareholders request that the Board of Directors publish a report to shareholders by December 1, 2013, omitting confidential information and at reasonable cost, fully identifying potential risks and assessing the total impact on our Company, both financial and non-financial, on its brand reputation, and on shareholder value caused by the widespread human rights criticisms pertaining to our Company, as well as boycott and divestment efforts, all arising from Caterpillar bulldozer activities in the occupied Palestinian Territory.

Jewish Voice for Peace is the lead filer in the proposal attached. I am the contact person for this proposal. I submit this proposal for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Sincerely,



Sydney Levy
Jewish Voice for Peace

WHEREAS, the Caterpillar Code of Conduct recognizes that the company's reputation is one of its greatest assets;

Caterpillar equipment is used in uprooting olive trees, in home demolitions and in the construction of settlements and the separation wall on occupied Palestinian Territory, tarnishing the company's reputation;

Amnesty International has recommended that Caterpillar take measures to guarantee that its bulldozers are not used to commit human rights violations, including the destruction of Palestinian homes, land and other properties;

Human Rights Watch has called on Caterpillar to suspend sales of bulldozers to the Israeli army and to ensure that its goods and services will not be used to abuse human rights;

The UN Special Rapporteur on the right to food informed Caterpillar of his concern regarding the use of armored bulldozers to destroy Palestinian trees and agricultural infrastructure, as well as numerous Palestinian homes and sometimes human lives;

The UN Special Rapporteur on human rights in occupied Palestinian Territory has recommended boycotting companies such as Caterpillar and has warned that these companies may expect damage to their public image and impact on shareholder decisions and share price, and that said companies are subject to criminal or civil liability for breaches in international humanitarian law provisions connected to their activities in support of Israeli occupation;

Faith-based shareholders have repeatedly asked Caterpillar to no avail to suspend sales of bulldozers knowingly destined to Israel, and some churches have called for a boycott of Israeli settlement goods;

Following requests to divest from companies profiting from the Israeli occupation, Friends Fiduciary has divested from Caterpillar and other companies;

MSCI, a provider of investment tools to investment institutions, has removed Caterpillar from its ESG indexes, in part because of the long running controversy regarding the use of CAT bulldozers by the Israeli Defense Forces in the Occupied Palestinian Territories and has warned in July of 2012 against potential investment or reputational risks for investors;

MSCI's decision triggered a divestment of almost 73 million dollars worth of Caterpillar stock from TIAA-CREF Social Choice accounts;

Another company profiting from the Israeli occupation (SodaStream) already warns investors in its SEC filings of material adverse effect on their business, financial condition and results of operations because of their facilities in West Bank settlements;

Caterpillar's Code of Conduct recognizes the need to proactively identify, assess and manage risks and to keep investors and the general public informed on a timely basis through the public release of relevant and understandable financial and other information about the company;

RESOLVED, shareholders request that the Board of Directors publish a report to shareholders by December 1, 2013, omitting confidential information and at reasonable cost, fully identifying potential risks and assessing the total impact on our Company, both financial and non-financial, on its brand reputation, and on shareholder value caused by the widespread human rights criticisms pertaining to our Company, as well as boycott and divestment efforts, all arising from Caterpillar bulldozer activities in the occupied Palestinian Territory.



PROGRESSIVE
Asset Management Group
The Socially Responsible Investment Division of Financial West Group

www.progressiveassetmanagment.com

55 Main Street, Suite #415 Newmarket, NH 03857-1606 phone: 603/418-8662 fax: 603/659-7685

December 13, 2012

To Whom It May Concern,

This letter is to confirm Jewish Voice for Peace is the beneficial owner of 66 shares of Caterpillar Inc. (CAT) stock with a current value of $5,815.92.

These shares have been held continuously since they were purchases on November 3, 2003.

Sincerely,

Mike Smith
Michael Smith
Investment Advisor Representative



Mount St. Scholastica
BENEDICTINE SISTERS
SESQUICENTENNIAL

December 20, 2013

Mr. Christopher M. Reitz, Corporate Secretary
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-7310

Sent by Fax: (309) 494-1467

Dear Mr. Reitz:

I am writing you on behalf of the Benedictine Sisters of Mount St. Scholastica to co-file the stockholder resolution on a Report on Risks and Costs of Selling Bulldozers Used to Violate Human Rights. In brief, the proposal states: RESOLVED, shareholders request that the Board of Directors publish a report to shareholders by December 1, 2013, omitting confidential information and at reasonable cost, fully identifying potential risks and assessing the total impact on our Company, both financial and non-financial, on its brand reputation, and on shareholder value caused by the widespread human rights criticisms pertaining to our Company, as well as boycott and divestment efforts, all arising from Caterpillar bulldozer activities in the occupied Palestinian Territory.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Jewish Voice for Peace. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 83 shares of Caterpillar, Inc. stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be Sydney Levy of Jewish Voice for Peace who can be reached at 510-465-1777 x 302 or at sydney@jewishvoiceforpeace.org. Sydney Levy as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,



Rose Marie Stallbaumer, OSB
Treasurer

801 SOUTH 8TH STREET ATCHISON, KS 66002-2724
(913) 360-6200 • Fax: (913) 360-6190
www.mountosb.org

Report on Risks and Costs of Selling Bulldozers Used to Violate Human Rights

WHEREAS, the Caterpillar Code of Conduct recognizes that the company's reputation is one of its greatest assets;

Caterpillar equipment is used in uprooting olive trees, in home demolitions and in the construction of settlements and the separation wall on occupied Palestinian Territory, tarnishing the company's reputation;

Amnesty International has recommended that Caterpillar take measures to guarantee that its bulldozers are not used to commit human rights violations, including the destruction of Palestinian homes, land and other properties;

Human Rights Watch has called on Caterpillar to suspend sales of bulldozers to the Israeli army and to ensure that its goods and services will not be used to abuse human rights;

The UN Special Rapporteur on the right to food informed Caterpillar of his concern regarding the use of armored bulldozers to destroy Palestinian trees and agricultural infrastructure, as well as numerous Palestinian homes and sometimes human lives;

The U.N. Special Rapporteur on human rights in occupied Palestinian Territory has recommended boycotting companies such as Caterpillar and has warned that these companies may expect damage to their public image and impact on shareholder decisions and share price, and that said companies are subject to criminal or civil liability for breaches in international humanitarian law provisions connected to their activities in support of Israeli occupation;

Faith-based shareholders have repeatedly asked Caterpillar to no avail to suspend sales of bulldozers knowingly destined to Israel, and some churches have called for a boycott of Israeli settlement goods; Following requests to divest from companies profiting from the Israeli occupation, Friends Fiduciary has divested from Caterpillar and other companies;

MSCI, a provider of investment tools to investment institutions, has removed Caterpillar from its ESG indexes, in part because of the long running controversy regarding the use of CAT bulldozers by the Israeli Defense Forces in the Occupied Palestinian Territories and has warned in July of 2012 against potential investment or reputational risks for investors;

MSCI's decision triggered a divestment of almost 73 million dollars worth of Caterpillar stock from TIAA-CREF Social Choice accounts;
Another company profiting from the Israeli occupation (SodaStream) already warns investors in its SEC filings of material adverse effect on their business, financial condition and results of operations because of their facilities in West Bank settlements;

Caterpillar's Code of Conduct recognizes the need to proactively identify, assess and manage risks and to keep investors and the general public informed on a timely basis through the public release of relevant and understandable financial and other information about the company;

RESOLVED, shareholders request that the Board of Directors publish a report to shareholders by December 1, 2013, omitting confidential information and at reasonable cost, fully identifying potential risks and assessing the total impact on our Company, both financial and non-financial, on its brand reputation, and on shareholder value caused by the widespread human rights criticisms pertaining to our Company, as well as boycott and divestment efforts, all arising from Caterpillar bulldozer activities in the occupied Palestinian Territory.


OMI USA
JPIC

Missionary Oblates of Mary Immaculate

Justice, Peace & Integrity of Creation Office, United States Province

December 20, 2012

Christopher M. Reitz – Corporate Secretary
Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629 FAX: 309-494-1467

Dear Mr. Reitz:

I am writing you on behalf the Missionary Oblates of Mary Immaculate to co-file the stockholder resolution Risks and Costs of Selling Bulldozers Used to Violate Human Rights. In brief, the proposal states: RESOLVED, shareholders request that the Board of Directors publish a report to shareholders by December 1, 2013, omitting confidential information and at reasonable cost, fully identifying potential risks and assessing the total impact on our Company, both financial and non-financial, on its brand reputation, and on shareholder value caused by the widespread human rights criticisms pertaining to our Company, as well as boycott and divestment efforts, all arising from Caterpillar bulldozer activities in the occupied Palestinian Territory.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Jewish Voice for Peace. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 3,000 shares of Caterpillar stock and intend to hold at least $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership is enclosed.

We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Sydney Levy of Jewish Voice for Peace who can be reached at 510-465-1777 x 302 or at sydney@jewishvoiceforpeace.org. If agreement is reached, Sydney Levy as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI

Rev. Séamus P. Finn, OMI, Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Ave., NE ☐ Washington, DC 20017 ☐ Tel: 202-529-4505 ☐ Fax: 202-529-4572
Website: www.omiusajpic.org

Report on Risks and Costs of Selling Bulldozers Used to Violate Human Rights

WHEREAS, the Caterpillar Code of Conduct recognizes that the company's reputation is one of its greatest assets;

Caterpillar equipment is used in uprooting olive trees, in home demolitions and in the construction of settlements and the separation wall on occupied Palestinian Territory, tarnishing the company's reputation;

Amnesty International has recommended that Caterpillar take measures to guarantee that its bulldozers are not used to commit human rights violations, including the destruction of Palestinian homes, land and other properties;

Human Rights Watch has called on Caterpillar to suspend sales of bulldozers to the Israeli army and to ensure that its goods and services will not be used to abuse human rights;

The UN Special Rapporteur on the right to food informed Caterpillar of his concern regarding the use of armored bulldozers to destroy Palestinian trees and agricultural infrastructure, as well as numerous Palestinian homes and sometimes human lives;

The U.N. Special Rapporteur on human rights in occupied Palestinian Territory has recommended boycotting companies such as Caterpillar and has warned that these companies may expect damage to their public image and impact on shareholder decisions and share price, and that said companies are subject to criminal or civil liability for breaches in international humanitarian law provisions connected to their activities in support of Israeli occupation;

Faith-based shareholders have repeatedly asked Caterpillar to no avail to suspend sales of bulldozers knowingly destined to Israel, and some churches have called for a boycott of Israeli settlement goods;
Following requests to divest from companies profiting from the Israeli occupation, Friends Fiduciary has divested from Caterpillar and other companies;

MSCI, a provider of investment tools to investment institutions, has removed Caterpillar from its ESG indexes, in part because of the long running controversy regarding the use of CAT bulldozers by the Israeli Defense Forces in the Occupied Palestinian Territories and has warned in July of 2012 against potential investment or reputational risks for investors;

MSCI's decision triggered a divestment of almost 73 million dollars worth of Caterpillar stock from TIAA-CREF Social Choice accounts;
Another company profiting from the Israeli occupation (SodaStream) already warns investors in its SEC filings of material adverse effect on their business, financial condition and results of operations because of their facilities in West Bank settlements;

Caterpillar's Code of Conduct recognizes the need to proactively identify, assess and manage risks and to keep investors and the general public informed on a timely basis through the public release of relevant and understandable financial and other information about the company;

RESOLVED, shareholders request that the Board of Directors publish a report to shareholders by December 1, 2013, omitting confidential information and at reasonable cost, fully identifying potential risks and assessing the total impact on our Company, both financial and non-financial, on its brand reputation, and on shareholder value caused by the widespread human rights criticisms pertaining to our Company, as well as boycott and divestment efforts, all arising from Caterpillar bulldozer activities in the occupied Palestinian Territory.



Caterpillar Inc.
Corporate Secretary
100 NE Adams Street
AB Building
Peoria, IL 61629-6490
309-494-6632 – phone
309-494-1467 – fax
reitz_christopher_m@cat.com

1934 Act/Rule 14a-8

January 30, 2013

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Caterpillar Inc. – Stockholder Proposal submitted by Jewish Voice for Peace

Ladies and Gentlemen:

This letter is submitted by Caterpillar Inc., a Delaware corporation ("Caterpillar" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of Caterpillar's intention to exclude from its proxy materials for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting") a stockholder proposal (the "JVP Proposal") and statement in support thereof received from Jewish Voice for Peace (the "Proponent"). Caterpillar intends to file its definitive proxy materials for the 2013 Annual Meeting on or about April 22, 2013. Pursuant to *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its exhibits are being submitted via email to *shareholderproposals@sec.gov*. A copy of this letter and its exhibits will also be sent to the Proponent.

Caterpillar hereby respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if Caterpillar excludes the Proposal from its 2013 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(11) for the reasons set forth below.[1]

THE JVP PROPOSAL

The Proposal includes the following language:

"RESOLVED, shareholders request that the Board of Directors publish a report to shareholders by December 1, 2013, omitting confidential information and at reasonable

[1] The Company is submitting a separate letter requesting that the Staff permit exclusion of another later-received proposal that also substantially duplicates the Prior Proposal (as defined below).

CHI 7360108v.1

> cost, fully identifying potential risks and assessing the total impact on our Company, both financial and non-financial, on its brand reputation, and on shareholder value caused by the widespread human rights criticisms pertaining to our Company, as well as boycott and divestment efforts, all arising from Caterpillar bulldozer activities in the occupied Palestinian Territory."

A copy of the JVP Proposal, including its supporting statements, is attached to this letter as Exhibit A. A copy of all correspondence with the Proponent regarding the JVP Proposal is attached to this letter as Exhibit B.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the JVP Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(11) because the JVP Proposal substantially duplicates another proposal previously submitted to the Company by the Presbyterian Church (USA) (the "Prior Proposal") that the Company intends to include in its 2013 Proxy Materials.[2] A copy of the Prior Proposal is attached to this letter as Exhibit C.

ANALYSIS

The JVP Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its Proxy Materials.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). The test applied under Rule 14a-8(i)(11) for determining whether a proposal substantially duplicates an earlier received proposal is whether the proposals present the same core issues, "principal thrust" or "principal focus." *See The Proctor & Gamble Co.* (July 21, 2009); *Pacific Gas & Electric Co.* (February 1, 1993). Importantly, proposals need not be identical to warrant exclusion under Rule 14a-8(i)(11). Rather, Staff precedent indicates that proposals with the same "principal thrust" or "principal focus" are substantially duplicative despite differences in the specific terms used or breadth of the proposals and even if the proposals request different actions. *See, e.g., Wells Fargo & Co.* (February 8, 2011) (concurring that a proposal seeking a review and report on the company's internal controls regarding loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Chevron Corp.* (March 23, 2009) (concurring in the exclusion of a proposal requesting a report on "the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest" as substantially duplicative of a previously submitted proposal requiring that the company adopt "quantitative, long-term goals . . . for reducing total greenhouse gas emissions"). This

[2] The Company also received submissions from the following proponents with proposals identical to the Prior Proposal: the Benedictine Sisters of Virginia; the Convent Academy of the Incarnate Word; the Congregation of Divine Providence; the Sisters of Providence; the Benedictine Sisters of Boerne, Texas; and the Sisters of St. Francis of Philadelphia. Each indicated that the proponent intended to co-file with the Presbyterian Church (USA) and have the proposals be treated as one.

holds true even when the scope of each proposal varies, including when the scope of the previously received proposal is narrower in scope than the subsequently received proposal. In *Abbott Laboratories* (February 4, 2004), for example, the Staff permitted exclusion of a proposal requesting limitations on all salary and bonuses paid to senior executives because it substantially duplicated an earlier proposal requesting only that the board of directors adopt a policy prohibiting future stock option grants to senior executives.

Particularly instructive is the Staff's decision in *Cooper Industries, Ltd.* (January 17, 2006[3]). Cooper Industries had previously received a proposal requesting that the company "commit itself to the implementation of a code of conduct based on the aforementioned ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights." It later received a proposal requesting that the company "review its policies related to human rights to assess areas where the company needs to adopt and implement additional polices and to report its findings." In that case, the resolution statements of the two proposals had differing scopes: one touched upon human rights issues with reference to specific standards set forth by the U.N., and the other asked the company to look at human rights issues in a more general way. The proposals, in parts, also asked the company to take differing actions with respect to human rights issues: one asked for implementation of a policy, and the other asked for a review of current policies followed by a report. Nevertheless, the Staff determined that the two proposals were substantially duplicative and permitted exclusion of the later received proposal. *See id.* The Prior Proposal and the JVP Proposal stand on very similar ground.

The Prior Proposal was sent by overnight delivery, postmarked December 14, 2012, and was received by the Company on December 17, 2012. The JVP Proposal was sent and received on December 28, 2012.[4] The Prior Proposal includes the following:

> "Resolved: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review by posted on Caterpillar's website by October 2013."

Like the two proposals in *Cooper Industries*, the Prior Proposal and the JVP Proposal are substantially duplicative of one another in that they both deal with the Company's policies and practices surrounding human rights issues and related risks. This shared principal thrust and focus is evidenced by the following comparison of the resolutions and supporting statements of each proposal:

- Both proposals address the business and reputational risks related to human rights violations when a company has operations or sales overseas.
- Both proposals cite specific areas of the world where the Company does business and where human rights concerns have been raised, Israel in particular.

[3] The Staff response is dated January 17, 2005 but was in fact published in January 2006.
[4] The Company also received submissions from the following proponents with proposals identical to the JVP Proposal: the Benedictine Sisters of Mount St. Scholastica; the Missionary Oblates of Mary Immaculate; Mercy Investment Services, Inc.; the Maryknoll Sisters of St. Dominic, Inc.; and the Loretto Community. Copies of these submissions are included in Exhibit B. Each indicated that the proponent intended to co-file with the Proponent and have the proposals be treated as one. The earliest of these submissions was sent on December 20, 2012. As such, none were sent or received before the Prior Proposal.

- Both proposals suggest that the Company should amend it policies and practices in light of human rights concerns and the financial and non-financial risks posed by doing business in countries where such concerns are raised.
- Both proposals deal directly with the Company's relationship with its distribution and sales chains, its affiliates in countries such as Israel, and the products Caterpillar offers in foreign markets.
- Both proposals request a summary or report to the shareholders regarding the actions requested.
- Each proposal indicates that, were the proposal implemented, it could have a beneficial effect on the practices of the Company's subsidiaries, dealers, agents and other affiliates in countries where human rights concerns have been raised.

There are, of course, differences between the language used and the specific framework of the Prior Proposal and the JVP Proposal, but we think it clear that both share the same "principal thrust" and "principal focus." As in *Cooper Industries*, the Prior Proposal and the JVP Proposal both seek to encourage the Company to ensure that its practices properly take into account and comport with international human rights standards. Were shareholders to approve and the Company to implement the Prior Proposal, which sweeps more broadly than the JVP Proposal, the underlying substance of the JVP Proposal would no doubt be included in the policy review and other actions requested by the Prior Proposal. In this respect, these two proposals are quite similar to the proposals that the Staff previously found to be substantially duplicative in *Chevron*, cited above. Like the proposal in *Chevron* seeking a report on oil sands operations in Canadian boreal forests, the JVP Proposal asks for a report on a very specific topic, that is, the risks related to the Company's bulldozers being used in Israel. And as in *Chevron*, the previously submitted proposal asks for a more general review and reform, where applicable, of the Company's polices (in this case, related to Caterpillar's operations in countries with human rights concerns). Yet in *Chevron*, the Staff determined that the two proposals raised concerns about the "possibility of shareholders having to consider two or more substantially identical proposals." This concern is just as true in the present scenario. By focusing on the overseas practices and policies, and in particular the distribution and sales of certain products, of the Company and its affiliates in light of human rights concerns, the Prior Proposal and JVP Proposal address substantially identical topics, and consequently, the Company believes that the JVP Proposal may be excluded from its proxy materials.

CONCLUSION

Based on the foregoing, I request your concurrence that the JVP Proposal may be omitted from Caterpillar's 2013 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(11). If you have any questions regarding this request or desire additional information, please contact me at (309) 494-6632.

Very truly yours,



Christopher M. Reitz

Attachments

Cc: Sydney Levy

EXHIBIT A

WHEREAS, the Caterpillar Code of Conduct recognizes that the company's reputation is one of its greatest assets;

Caterpillar equipment is used in uprooting olive trees, in home demolitions and in the construction of settlements and the separation wall on occupied Palestinian Territory, tarnishing the company's reputation;

Amnesty International has recommended that Caterpillar take measures to guarantee that its bulldozers are not used to commit human rights violations, including the destruction of Palestinian homes, land and other properties;

Human Rights Watch has called on Caterpillar to suspend sales of bulldozers to the Israeli army and to ensure that its goods and services will not be used to abuse human rights;

The UN Special Rapporteur on the right to food informed Caterpillar of his concern regarding the use of armored bulldozers to destroy Palestinian trees and agricultural infrastructure, as well as numerous Palestinian homes and sometimes human lives;

The UN Special Rapporteur on human rights in occupied Palestinian Territory has recommended boycotting companies such as Caterpillar and has warned that these companies may expect damage to their public image and impact on shareholder decisions and share price, and that said companies are subject to criminal or civil liability for breaches in international humanitarian law provisions connected to their activities in support of Israeli occupation;

Faith-based shareholders have repeatedly asked Caterpillar to no avail to suspend sales of bulldozers knowingly destined to Israel, and some churches have called for a boycott of Israeli settlement goods;

Following requests to divest from companies profiting from the Israeli occupation, Friends Fiduciary has divested from Caterpillar and other companies;

MSCI, a provider of investment tools to investment institutions, has removed Caterpillar from its ESG indexes, in part because of the long running controversy regarding the use of CAT bulldozers by the Israeli Defense Forces in the Occupied Palestinian Territories and has warned in July of 2012 against potential investment or reputational risks for investors;

MSCI's decision triggered a divestment of almost 73 million dollars worth of Caterpillar stock from TIAA-CREF Social Choice accounts;

Another company profiting from the Israeli occupation (SodaStream) already warns investors in its SEC filings of material adverse effect on their business, financial condition and results of operations because of their facilities in West Bank settlements;

Caterpillar's Code of Conduct recognizes the need to proactively identify, assess and manage risks and to keep investors and the general public informed on a timely basis through the public release of relevant and understandable financial and other information about the company;

RESOLVED, shareholders request that the Board of Directors publish a report to shareholders by December 1, 2013, omitting confidential information and at reasonable cost, fully identifying potential risks and assessing the total impact on our Company, both financial and non-financial, on its brand reputation, and on shareholder value caused by the widespread human rights criticisms pertaining to our Company, as well as boycott and divestment efforts, all arising from Caterpillar bulldozer activities in the occupied Palestinian Territory.

EXHIBIT B

1/3/12 mc:

To JBuda 1/03/12

Jewish Voice for Peace

קול יהודי לשלום

1611 Telegraph Ave.
Suite 550
Oakland CA 94612
(510) 465-1777

147 Prince Street
Brooklyn NY 11201
(718) 514-2071

jewishvoiceforpeace.org

December 28, 2011

Mr. Doug Oberhelman, CEO
c/o Corporate Secretary
Caterpillar, Inc.
100 N.E. Adams Street
Peoria, IL 61629

Dear Mr. Oberhelman,

Jewish Voice for Peace is the beneficial owners of 66 shares of Caterpillar, Inc. These shares have been held continuously since 2003 and Jewish Voice for Peace will maintain ownership at least until after the next annual meeting. A letter of verification of ownership is enclosed.

I am authorized, as the Advocacy Director of Jewish Voice for Peace, to notify you of our intention to file the attached proposal. In brief, the proposal, titled "Risks and Costs of Selling Bulldozers Used to Violate Human Rights," states: Shareholders request that the Board of Directors publish a report to shareholders by December 1, 2013, omitting confidential information and at reasonable cost, fully identifying potential risks and assessing the total impact on our Company, both financial and non-financial, on its brand reputation, and on shareholder value caused by the widespread human rights criticisms pertaining to our Company, as well as boycott and divestment efforts, all arising from Caterpillar bulldozer activities in the occupied Palestinian Territory.

Jewish Voice for Peace is the lead filer in the proposal attached. I am the contact person for this proposal. I submit this proposal for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Sincerely,



Sydney Levy
Jewish Voice for Peace

WHEREAS, the Caterpillar Code of Conduct recognizes that the company's reputation is one of its greatest assets;

Caterpillar equipment is used in uprooting olive trees, in home demolitions and in the construction of settlements and the separation wall on occupied Palestinian Territory, tarnishing the company's reputation;

Amnesty International has recommended that Caterpillar take measures to guarantee that its bulldozers are not used to commit human rights violations, including the destruction of Palestinian homes, land and other properties;

Human Rights Watch has called on Caterpillar to suspend sales of bulldozers to the Israeli army and to ensure that its goods and services will not be used to abuse human rights;

The UN Special Rapporteur on the right to food informed Caterpillar of his concern regarding the use of armored bulldozers to destroy Palestinian trees and agricultural infrastructure, as well as numerous Palestinian homes and sometimes human lives;

The UN Special Rapporteur on human rights in occupied Palestinian Territory has recommended boycotting companies such as Caterpillar and has warned that these companies may expect damage to their public image and impact on shareholder decisions and share price, and that said companies are subject to criminal or civil liability for breaches in international humanitarian law provisions connected to their activities in support of Israeli occupation;

Faith-based shareholders have repeatedly asked Caterpillar to no avail to suspend sales of bulldozers knowingly destined to Israel, and some churches have called for a boycott of Israeli settlement goods;

Following requests to divest from companies profiting from the Israeli occupation, Friends Fiduciary has divested from Caterpillar and other companies;

MSCI, a provider of investment tools to investment institutions, has removed Caterpillar from its ESG indexes, in part because of the long running controversy regarding the use of CAT bulldozers by the Israeli Defense Forces in the Occupied Palestinian Territories and has warned in July of 2012 against potential investment or reputational risks for investors;

MSCI's decision triggered a divestment of almost 73 million dollars worth of Caterpillar stock from TIAA-CREF Social Choice accounts;

Another company profiting from the Israeli occupation (SodaStream) already warns investors in its SEC filings of material adverse effect on their business, financial condition and results of operations because of their facilities in West Bank settlements;

Caterpillar's Code of Conduct recognizes the need to proactively identify, assess and manage risks and to keep investors and the general public informed on a timely basis through the public release of relevant and understandable financial and other information about the company;

RESOLVED, shareholders request that the Board of Directors publish a report to shareholders by December 1, 2013, omitting confidential information and at reasonable cost, fully identifying potential risks and assessing the total impact on our Company, both financial and non-financial, on its brand reputation, and on shareholder value caused by the widespread human rights criticisms pertaining to our Company, as well as boycott and divestment efforts, all arising from Caterpillar bulldozer activities in the occupied Palestinian Territory.



PROGRESSIVE
Asset Management Group
The Socially Responsible Investment Division of Financial West Group

www.progressiveassetmanagment.com

55 Main Street, Suite #415 Newmarket, NH 03857-1606 phone: 603/418-8662 fax: 603/659-7685

December 13, 2012

To Whom It May Concern,

This letter is to confirm Jewish Voice for Peace is the beneficial owner of 66 shares of Caterpillar Inc. (CAT) stock with a current value of $5,815.92.

These shares have been held continuously since they were purchases on November 3, 2003.

Sincerely,

Mike Smith
Michael Smith
Investment Advisor Representative



Mount St. Scholastica
BENEDICTINE SISTERS
SESQUICENTENNIAL

December 20, 2013

Mr. Christopher M. Reitz, Corporate Secretary
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-7310

Sent by Fax: (309) 494-1467

Dear Mr. Reitz:

I am writing you on behalf of the Benedictine Sisters of Mount St. Scholastica to co-file the stockholder resolution on a Report on Risks and Costs of Selling Bulldozers Used to Violate Human Rights. In brief, the proposal states: RESOLVED, shareholders request that the Board of Directors publish a report to shareholders by December 1, 2013, omitting confidential information and at reasonable cost, fully identifying potential risks and assessing the total impact on our Company, both financial and non-financial, on its brand reputation, and on shareholder value caused by the widespread human rights criticisms pertaining to our Company, as well as boycott and divestment efforts, all arising from Caterpillar bulldozer activities in the occupied Palestinian Territory.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Jewish Voice for Peace. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 83 shares of Caterpillar, Inc. stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be Sydney Levy of Jewish Voice for Peace who can be reached at 510-465-1777 x 302 or at sydney@jewishvoiceforpeace.org. Sydney Levy as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,



Rose Marie Stallbaumer, OSB
Treasurer

801 SOUTH 8TH STREET ATCHISON, KS 66002-2724
(913) 360-6200 • Fax: (913) 360-6190
www.mountosb.org

Report on Risks and Costs of Selling Bulldozers Used to Violate Human Rights

WHEREAS, the Caterpillar Code of Conduct recognizes that the company's reputation is one of its greatest assets;

Caterpillar equipment is used in uprooting olive trees, in home demolitions and in the construction of settlements and the separation wall on occupied Palestinian Territory, tarnishing the company's reputation;

Amnesty International has recommended that Caterpillar take measures to guarantee that its bulldozers are not used to commit human rights violations, including the destruction of Palestinian homes, land and other properties;

Human Rights Watch has called on Caterpillar to suspend sales of bulldozers to the Israeli army and to ensure that its goods and services will not be used to abuse human rights;

The UN Special Rapporteur on the right to food informed Caterpillar of his concern regarding the use of armored bulldozers to destroy Palestinian trees and agricultural infrastructure, as well as numerous Palestinian homes and sometimes human lives;

The U.N. Special Rapporteur on human rights in occupied Palestinian Territory has recommended boycotting companies such as Caterpillar and has warned that these companies may expect damage to their public image and impact on shareholder decisions and share price, and that said companies are subject to criminal or civil liability for breaches in international humanitarian law provisions connected to their activities in support of Israeli occupation;

Faith-based shareholders have repeatedly asked Caterpillar to no avail to suspend sales of bulldozers knowingly destined to Israel, and some churches have called for a boycott of Israeli settlement goods; Following requests to divest from companies profiting from the Israeli occupation, Friends Fiduciary has divested from Caterpillar and other companies;

MSCI, a provider of investment tools to investment institutions, has removed Caterpillar from its ESG indexes, in part because of the long running controversy regarding the use of CAT bulldozers by the Israeli Defense Forces in the Occupied Palestinian Territories and has warned in July of 2012 against potential investment or reputational risks for investors;

MSCI's decision triggered a divestment of almost 73 million dollars worth of Caterpillar stock from TIAA-CREF Social Choice accounts;
Another company profiting from the Israeli occupation (SodaStream) already warns investors in its SEC filings of material adverse effect on their business, financial condition and results of operations because of their facilities in West Bank settlements;

Caterpillar's Code of Conduct recognizes the need to proactively identify, assess and manage risks and to keep investors and the general public informed on a timely basis through the public release of relevant and understandable financial and other information about the company;

RESOLVED, shareholders request that the Board of Directors publish a report to shareholders by December 1, 2013, omitting confidential information and at reasonable cost, fully identifying potential risks and assessing the total impact on our Company, both financial and non-financial, on its brand reputation, and on shareholder value caused by the widespread human rights criticisms pertaining to our Company, as well as boycott and divestment efforts, all arising from Caterpillar bulldozer activities in the occupied Palestinian Territory.


OMI USA
JPIC

Missionary Oblates of Mary Immaculate

Justice, Peace & Integrity of Creation Office, United States Province

December 20, 2012

Christopher M. Reitz – Corporate Secretary
Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629 FAX: 309-494-1467

Dear Mr. Reitz:

I am writing you on behalf the Missionary Oblates of Mary Immaculate to co-file the stockholder resolution Risks and Costs of Selling Bulldozers Used to Violate Human Rights. In brief, the proposal states: RESOLVED, shareholders request that the Board of Directors publish a report to shareholders by December 1, 2013, omitting confidential information and at reasonable cost, fully identifying potential risks and assessing the total impact on our Company, both financial and non-financial, on its brand reputation, and on shareholder value caused by the widespread human rights criticisms pertaining to our Company, as well as boycott and divestment efforts, all arising from Caterpillar bulldozer activities in the occupied Palestinian Territory.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Jewish Voice for Peace. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 3,000 shares of Caterpillar stock and intend to hold at least $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership is enclosed.

We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Sydney Levy of Jewish Voice for Peace who can be reached at 510-465-1777 x 302 or at sydney@jewishvoiceforpeace.org. If agreement is reached, Sydney Levy as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI

Rev. Séamus P. Finn, OMI, Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

Report on Risks and Costs of Selling Bulldozers Used to Violate Human Rights

WHEREAS, the Caterpillar Code of Conduct recognizes that the company's reputation is one of its greatest assets;

Caterpillar equipment is used in uprooting olive trees, in home demolitions and in the construction of settlements and the separation wall on occupied Palestinian Territory, tarnishing the company's reputation;

Amnesty International has recommended that Caterpillar take measures to guarantee that its bulldozers are not used to commit human rights violations, including the destruction of Palestinian homes, land and other properties;

Human Rights Watch has called on Caterpillar to suspend sales of bulldozers to the Israeli army and to ensure that its goods and services will not be used to abuse human rights;

The UN Special Rapporteur on the right to food informed Caterpillar of his concern regarding the use of armored bulldozers to destroy Palestinian trees and agricultural infrastructure, as well as numerous Palestinian homes and sometimes human lives;

The U.N. Special Rapporteur on human rights in occupied Palestinian Territory has recommended boycotting companies such as Caterpillar and has warned that these companies may expect damage to their public image and impact on shareholder decisions and share price, and that said companies are subject to criminal or civil liability for breaches in international humanitarian law provisions connected to their activities in support of Israeli occupation;

Faith-based shareholders have repeatedly asked Caterpillar to no avail to suspend sales of bulldozers knowingly destined to Israel, and some churches have called for a boycott of Israeli settlement goods;
Following requests to divest from companies profiting from the Israeli occupation, Friends Fiduciary has divested from Caterpillar and other companies;

MSCI, a provider of investment tools to investment institutions, has removed Caterpillar from its ESG indexes, in part because of the long running controversy regarding the use of CAT bulldozers by the Israeli Defense Forces in the Occupied Palestinian Territories and has warned in July of 2012 against potential investment or reputational risks for investors;

MSCI's decision triggered a divestment of almost 73 million dollars worth of Caterpillar stock from TIAA-CREF Social Choice accounts;
Another company profiting from the Israeli occupation (SodaStream) already warns investors in its SEC filings of material adverse effect on their business, financial condition and results of operations because of their facilities in West Bank settlements;

Caterpillar's Code of Conduct recognizes the need to proactively identify, assess and manage risks and to keep investors and the general public informed on a timely basis through the public release of relevant and understandable financial and other information about the company;

RESOLVED, shareholders request that the Board of Directors publish a report to shareholders by December 1, 2013, omitting confidential information and at reasonable cost, fully identifying potential risks and assessing the total impact on our Company, both financial and non-financial, on its brand reputation, and on shareholder value caused by the widespread human rights criticisms pertaining to our Company, as well as boycott and divestment efforts, all arising from Caterpillar bulldozer activities in the occupied Palestinian Territory.


MERCY
INVESTMENT
SERVICES INC

December 20, 2012

Douglas R. Oberhelman, Chair and Chief Executive Officer
Caterpillar, Inc.
100 NE Adams Street
Peoria, Illinois 61629

Dear Mr. Oberhelman:

On behalf of Mercy Investment Services, Inc., I am authorized to submit the following resolution which requests that the Board of Directors publish a report to shareholders, on its brand reputation, and on shareholder value caused by the widespread human rights criticisms pertaining to our Company, as well as boycott and divestment efforts, all arising from Caterpillar bulldozer activities in the occupied Palestinian Territory. It is filed for inclusion in the 2013 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We urge you to protect shareholder value by avoiding possible reputational, litigation and financial risk.

Mercy Investment Services, Inc. is the beneficial owner of at least $2000 worth of shares of Caterpillar stock and verification of ownership from a DTC participating bank will follow. We have held the requisite number of shares for more than one year and will continue to hold the stock through the date of the annual shareowners' meeting in order to be present in person or by proxy. Mercy Investment Services, Inc. is cofiling this resolution with Jewish Voice for Peace, the lead filer. We agree that Jewish Voice for Peace, represented by Mr. Sidney Levy, will be the contact person for this resolution.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
205 Avenue C, NY NY 10009
heinonenv@juno.com

WHEREAS, the Caterpillar Code of Conduct recognizes that the company's reputation is one of its greatest assets;

Caterpillar equipment is used in uprooting olive trees, in home demolitions and in the construction of settlements and the separation wall on occupied Palestinian Territory, tarnishing the company's reputation;

Amnesty International has recommended that Caterpillar take measures to guarantee that its bulldozers are not used to commit human rights violations, including the destruction of Palestinian homes, land and other properties;

Human Rights Watch has called on Caterpillar to suspend sales of bulldozers to the Israeli army and to ensure that its goods and services will not be used to abuse human rights;

The UN Special Rapporteur on the right to food informed Caterpillar of his concern regarding the use of armored bulldozers to destroy Palestinian trees and agricultural infrastructure, as well as numerous Palestinian homes and sometimes human lives;

The UN Special Rapporteur on human rights in occupied Palestinian Territory has recommended boycotting companies such as Caterpillar and has warned that these companies may expect damage to their public image and impact on shareholder decisions and share price, and that said companies are subject to criminal or civil liability for breaches in international humanitarian law provisions connected to their activities in support of Israeli occupation;

Faith-based shareholders have repeatedly asked Caterpillar to no avail to suspend sales of bulldozers knowingly destined to Israel, and some churches have called for a boycott of Israeli settlement goods;

Following requests to divest from companies profiting from the Israeli occupation, Friends Fiduciary has divested from Caterpillar and other companies;

MSCI, a provider of investment tools to investment institutions, has removed Caterpillar from its ESG indexes, in part because of the long running controversy regarding the use of CAT bulldozers by the Israeli Defense Forces in the Occupied Palestinian Territories and has warned in July of 2012 against potential investment or reputational risks for investors;

MSCI's decision triggered a divestment of almost 73 million dollars worth of Caterpillar stock from TIAA-CREF Social Choice accounts;

Another company profiting from the Israeli occupation (SodaStream) already warns investors in its SEC filings of material adverse effect on their business, financial condition and results of operations because of their facilities in West Bank settlements;

Caterpillar's Code of Conduct recognizes the need to proactively identify, assess and manage risks and to keep investors and the general public informed on a timely basis through the public release of relevant and understandable financial and other information about the company;

RESOLVED, shareholders request that the Board of Directors publish a report to shareholders by December 1, 2013, omitting confidential information and at reasonable cost, fully identifying potential risks and assessing the total impact on our Company, both financial and non-financial, on its brand reputation, and on shareholder value caused by the widespread human rights criticisms pertaining to our Company, as well as boycott and divestment efforts, all arising from Caterpillar bulldozer activities in the occupied Palestinian Territory.

1-03-13



—MARYKNOLL—SISTERS

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

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December 20, 2012

Mr. Doug Oberhelman, CEO
c/o Corporate Secretary
Caterpillar, Inc.
100 N.E. Adams Street
Peoria, IL 61629

Dear Mr. Oberhelman,

The Maryknoll Sisters of St. Dominic, Inc., are the beneficial owners of 100 shares of Caterpillar, Inc. These shares have been held continuously for over a year and the Sisters will maintain ownership at least until after the next annual meeting. A letter of verification of ownership is enclosed.

I am authorized, as the Maryknoll Sisters' representative, to notify you of the Sisters' intention to file the attached proposal. This is the same proposal as being submitted by Jewish Voice for Peace. The contact person for this proposal is Sidney Levy. I submit this proposal for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Social Responsibility Coordinator

enc

WHEREAS, the Caterpillar Code of Conduct recognizes that the company's reputation is one of its greatest assets;
Caterpillar equipment is used in uprooting olive trees, in home demolitions and in the construction of settlements and the separation wall on occupied Palestinian Territory, tarnishing the company's reputation;
Amnesty International has recommended that Caterpillar take measures to guarantee that its bulldozers are not used to commit human rights violations, including the destruction of Palestinian homes, land and other properties;
Human Rights Watch has called on Caterpillar to suspend sales of bulldozers to the Israeli army and to ensure that its goods and services will not be used to abuse human rights;
The UN Special Rapporteur on the right to food informed Caterpillar of his concern regarding the use of armored bulldozers to destroy Palestinian trees and agricultural infrastructure, as well as numerous Palestinian homes and sometimes human lives;
The U.N. Special Rapporteur on human rights in occupied Palestinian Territory has recommended boycotting companies such as Caterpillar and has warned that these companies may expect damage to their public image and impact on shareholder decisions and share price, and that said companies are subject to criminal or civil liability for breaches in international humanitarian law provisions connected to their activities in support of Israeli occupation;
Faith-based shareholders have repeatedly asked Caterpillar to no avail to suspend sales of bulldozers knowingly destined to Israel, and some churches have called for a boycott of Israeli settlement goods;
Following requests to divest from companies profiting from the Israeli occupation, Friends Fiduciary has divested from Caterpillar and other companies;
MSCI, a provider of investment tools to investment institutions, has removed Caterpillar from its ESG indexes, in part because of the long running controversy regarding the use of CAT bulldozers by the Israeli Defense Forces in the Occupied Palestinian Territories and has warned in July of 2012 against potential investment or reputational risks for investors;
MSCI's decision triggered a divestment of almost 73 million dollars worth of Caterpillar stock from TIAA-CREF Social Choice accounts;
Another company profiting from the Israeli occupation (SodaStream) already warns investors in its SEC filings of material adverse effect on their business, financial condition and results of operations because of their facilities in West Bank settlements;
Caterpillar's Code of Conduct recognizes the need to proactively identify, assess and manage risks and to keep investors and the general public informed on a timely basis through the public release of relevant and understandable financial and other information about the company;

RESOLVED, shareholders request that the Board of Directors publish a report to shareholders by December 1, 2013, omitting confidential information and at reasonable cost, fully identifying potential risks and assessing the total impact on our Company, both financial and non-financial, on its brand reputation, and on shareholder value caused by the widespread human rights criticisms pertaining to our Company, as well as boycott and divestment efforts, all arising from Caterpillar bulldozer activities in the occupied Palestinian Territory.

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LORETTO COMMUNITY

SISTERS OF LORETTO
CO-MEMBERS OF LORETTO
Staff Offices
590 East Lockwood
St. Louis, MO 63119-3279
314.962.8112 phone
314.962.0400 fax
mmcgivern@brick.net

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[illegible]

December 26, 2012
Douglas R. Oberhelman, Chair and CEO
Caterpillar, Inc.
100 N.E. Adams Street
Peoria, IL 61629-7210

Dear Mr. Oberhelman,

The Loretto Community asks you and your Board of Directors to look more closely at criticism of Company-linked human rights violations and to report to the shareholders the costs of that criticism.

I am hereby authorized to notify you of the intention of the Loretto Community, sisters and co-members, to submit the attached resolution and supporting statement for consideration and action by the shareholders at the next Caterpillar annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. A representative of the filers, Sidney Levey, will attend the stockholders meeting to move the resolution as required by the SEC Rules. Jewish Voice for Peace is the lead filer with power to negotiate on behalf of Loretto.

Loretto, incorporated in Kentucky as the Loretto Literary & Benevolent Institution, is the beneficial owner of 1200 shares of Caterpillar common stock which we have owned continuously for more than ten years. Verification of our purchase and ownership is attached. We intend to retain our shares of Caterpillar stock at least through the date of the next annual meeting.

Our community hopes that the Board of Directors will review criticism related to human rights violations, realize their cost, and change company policy, obviating the need for a resolution. We would, of course, meet with you if you wished to explore such a course of action.

Sincerely yours,



Mary Ann McGivern, SL
On behalf of the Loretto Investment Committee

WHEREAS, the Caterpillar Code of Conduct recognizes that the company's reputation is one of its greatest assets;

Caterpillar equipment is used in uprooting olive trees, in home demolitions and in the construction of settlements and the separation wall on occupied Palestinian Territory, tarnishing the company's reputation;

Amnesty International has recommended that Caterpillar take measures to guarantee that its bulldozers are not used to commit human rights violations, including the destruction of Palestinian homes, land and other properties;

Human Rights Watch has called on Caterpillar to suspend sales of bulldozers to the Israeli army and to ensure that its goods and services will not be used to abuse human rights;

The UN Special Rapporteur on the right to food informed Caterpillar of his concern regarding the use of armored bulldozers to destroy Palestinian trees and agricultural infrastructure, as well as numerous Palestinian homes and sometimes human lives;

The U.N. Special Rapporteur on human rights in occupied Palestinian Territory has recommended boycotting companies such as Caterpillar and has warned that these companies may expect damage to their public image and impact on shareholder decisions and share price, and that said companies are subject to criminal or civil liability for breaches in international humanitarian law provisions connected to their activities in support of Israeli occupation;

Faith-based shareholders have repeatedly asked Caterpillar to no avail to suspend sales of bulldozers knowingly destined to Israel, and some churches have called for a boycott of Israeli settlement goods;

Following requests to divest from companies profiting from the Israeli occupation, Friends Fiduciary has divested from Caterpillar and other companies;

MSCI, a provider of investment tools to investment institutions, has removed Caterpillar from its ESG indexes, in part because of the long running controversy regarding the use of CAT bulldozers by the Israeli Defense Forces in the Occupied Palestinian Territories and has warned in July of 2012 against potential investment or reputational risks for investors;

MSCI's decision triggered a divestment of almost 73 million dollars worth of Caterpillar stock from TIAA-CREF Social Choice accounts;

Another company profiting from the Israeli occupation (SodaStream) already warns investors in its SEC filings of material adverse effect on their business, financial condition and results of operations because of their facilities in West Bank settlements;

Caterpillar's Code of Conduct recognizes the need to proactively identify, assess and manage risks and to keep investors and the general public informed on a timely basis through the public release of relevant and understandable financial and other information about the company;

RESOLVED, shareholders request that the Board of Directors publish a report to shareholders by December 1, 2013, omitting confidential information and at reasonable cost, fully identifying potential risks and assessing the total impact on our Company, both financial and non-financial, on its brand reputation, and on shareholder value caused by the widespread human rights criticisms pertaining to our Company, as well as boycott and divestment efforts, all arising from Caterpillar bulldozer activities in the occupied Palestinian Territory.

FAX TO (309) 494-1467

TO: Mr. Christopher M. Reitz, Corporate Secretary

Caterpillar Corporation

FROM: Rev. William Somplatsky-Jarman

Presbyterian Church (U.S.A.)

(502) 569-5809 - phone

(502) 569-8963 - fax

RE: SHAREHOLDER PROPOSAL FOR 2013 ANNUAL MEETING

Per the instructions in the proxy statement, I am faxing this letter and shareholder proposal to you for consideration at the 2013 annual meeting. A hard copy will also be sent to you via overnight delivery.

Thank you.



PRESBYTERIAN MISSION AGENCY

COMPASSION, PEACE AND JUSTICE

PRESBYTERIAN CHURCH (U.S.A.)

VIA OVERNIGHT DELIVERY AND FAX (309) 494-1467

December 14, 2012

Mr. Christopher M. Reitz, Corporate Secretary
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-7310

Dear Mr. Reitz:

I am writing on behalf of the Board of Pensions ("the Board") of the Presbyterian Church (USA), beneficial owner of 54 shares of Caterpillar, Inc. common stock. Verification of ownership will be forwarded shortly by our master custodian, BNY Mellon Asset Servicing.

The Presbyterian Church (USA) has long been concerned not only with the financial return on its investments, but also with the moral and ethical implications of its investments. We are especially concerned with issues of human rights, international law and humanitarian standards which have been receiving increasing attention and concern from a variety of stakeholders.

To this end and consistent with SEC Regulation 14A-12, the Board hereby files the enclosed shareholder resolution and supporting statement for consideration and action at your 2013 Annual Meeting. In brief, the proposal requests Caterpillar to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2013.

Consistent with SEC Regulation 14A-8, the Board of Pensions of the Presbyterian Church (USA) has held Caterpillar, Inc. common stock valued over $2,000 continually for a period of one year prior to the date of this co-filing letter. The Board will hold the SEC-required ownership position through the 2013 Annual Meeting, and will have the shares represented at the Annual Meeting.

We are committed to meaningful and constructive dialogue on the issues raised in the resolution, and we hope Caterpillar will respond positively to this resolution by accepting dialogue with the filers and co-filers. Should you wish to engage in such a dialogue, please do not hesitate to contact me at (502) 569-5809. I will gladly assist in canvassing the co-filers to secure a mutually agreeable date for the dialogue.

Sincerely yours,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman
Coordinator for Social Witness Ministries

Enclosure: Shareholder Resolution on Human Rights

100 Witherspoon Street · Louisville, KY · 40202-1396 · 502-569-5809 · FAX 502-569-8963
Toll-free: 888-728-7228 ext. 5809 · Toll-free fax: 800-392-5788

A GLOBAL SET OF CORPORATE STANDARDS AT CATERPILLAR

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights." (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2013.

Supporting Statement

Caterpillar's current policy, the *Worldwide Code of Conduct*, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights–civil, political, social, environmental, cultural and economic–based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. We are not recommending specific provisions of above-named international conventions. We believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns already underway in churches and university campuses as well as lawsuits.